Oso Pequeno LLC
Statement of Cash Flows
January through July 2021

	Jan - Jul 21
OPERATING ACTIVITIES	
Net Income	-105,475.75
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · Accounts Payable	221,634.81
21100 · BofA 8047	10,000.00
21200 · Capital One 1653	3,548.06
21300 · Discover 9984	2,682.49
21400 · Chase	13,686.30
21900 · Sales Tax Payable	2,057.28
23804 · Loan Payable Jacqueline Bona	10,000.00
23805 · Loan Payable Joe Benedict Tuson	10,000.00
24110 · Loan Expansion Capita	29,912.00
24112 · Loan Kabbage	50,000.00
Net cash provided by Operating Activities	248,045.19
INVESTING ACTIVITIES	
15100 · Furniture & Fixtures	-21,682.50
15200 · Machinery & Equipment	-80,124.95
15400 · Leasehold Improvements	-620,901.60
15612 · Liquor License	-183,280.00
Net cash provided by Investing Activities	-905,989.05
FINANCING ACTIVITIES	
23800 · Note Payable S.Stowaway	-10,011.06
23802 · Note S.Stowaway J.Yu	65,000.00
23803 · Loan Payable Seth Stowaway	97,700.00
30000 · Opening Balance Equity	20,000.00
31710 · Contributions WR	10,000.00
31810 · Contribution SJ	40,000.00
32110 · Contribution KC	10,000.00
32210 · Contribution JY	10,000.00
32310 · Contribution SO	12,000.00
32410 · Contribution OJ	25,000.00
32610 · Contribution GC	10,000.00
32710 · Contribution RO	50,000.00
32810 · Contribution NRML	15,000.00
32910 · Contribution MW	25,000.00
33210 · Contribution TE	30,000.00
33310 · Contributions KH	215,000.00
33410 · Contribution DAS	10,000.00
33510 · Contributions HB	10,000.00
33610 · Contributions JB	10,000.00
33710 · Contribution AG	-5,610.02
33810 · Contribution MK	15,000.00
33910 · Contribution OTP	50,000.00
34010 · Contribution MT	10,000.00
34110 · Contribution JY	10,000.00
34210 · Contribution NC	10,000.00
Net cash provided by Financing Activities	744,078.92
Net cash increase for period	86,135.06
Cash at beginning of period	1,300.51
Cash at end of period	**87,435.57**